

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Mark S. Chalmers
President, Chief Executive Officer and Director
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

>   **Re: Energy Fuels Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 1, 2021**
>   **File No. 333-253666**

Dear Mr. Chalmers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

>   Sincerely,

>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: James Guttman